Exhibit 99.1

Canopy Growth Names Cannabis Trailblazer Hilary Black as Chief Advocacy Officer

SMITHS FALLS, ON, Feb. 25, 2019 /CNW/ - Canopy Growth Corporation ("Canopy Growth" or the "Company") (TSX: WEED) (NYSE: CGC) is pleased to announce it has named Hilary Black as its Chief Advocacy Officer, effective immediately. In her expanded role, Hilary's mandate includes driving patient advocacy efforts worldwide, executing the Company's global corporate social responsibility strategy, and leading the implementation of best practices for diversity & inclusion.

Canopy Growth Names Cannabis Trailblazer Hilary Black as Chief Advocacy Officer (CNW Group/Canopy Growth Corporation)

"My unconventional path to the executive level speaks to Canopy Growth's respect for the trailblazers that for many decades fought for legal cannabis access," said Hilary Black, Chief Advocacy Officer, Canopy Growth. "For my entire adult life, I have broken down barriers so that patients could access cannabis. Being with Canopy Growth has exponentially amplified these efforts. I feel a tremendous sense of responsibility and privilege to build on this legacy of compassion and carry out a mandate that will improve the lives of patients around the world."

"As Chief Advocacy Officer, Hilary will further advance our mission to positively impact the wellbeing of neighbours, customers, and communities globally," commented Mark Zekulin, President & Co-CEO, Canopy Growth. "Today's announcement marks a significant step forward in our efforts to scale our corporate social responsibility initiatives and advocacy efforts on a global level."

Prior to being appointed Chief Advocacy Officer, Hilary served as Director of Patient Education & Advocacy. During that time she spearheaded several initiatives, including:

  A $2.5 million donation to the University of British Columbia to establish the Canopy Growth Professorship of Cannabis Science, held by Dr. M-J Milloy, who is examining the potential utility of cannabis in addressing the opioid crisis.
  Securing and facilitating patient consultations for the federal government's Task Force on Cannabis Legalization and Regulation, and with Health Canada.
  A partnership with Parent Action on Drugs and Canadian Students for Sensible Drug Policy to develop evidence-based resources which parents and other adults can use to have informed conversations with youth about healthy and responsible cannabis use.
  A three-way partnership with the Canadian Drug Policy Coalition (CDPC) and Mothers Against Drunk Driving Canada (MADD Canada) which saw CDPC conduct an extensive research review and education strategy, which informed MADD Canada's impaired driving campaign. This campaign is aimed at increasing awareness and education surrounding the dangers of driving under the influence of cannabis.

Previous to her career at Canopy Growth, Hilary founded the British Columbia Compassion Club Society (BCCCS), the first medical cannabis dispensary in Canada. She has been dedicated to serving patients for more than 20 years and continues to be committed to breaking down barriers to accessing medical cannabis for all patients. Hilary is also a recipient of the Queen Elizabeth Diamond Jubilee Award, an award that acknowledges her significant contribution to Canadian society for her work with medical cannabis.

Here's to Future (Socially Responsible) Growth.

About Canopy Growth Corporation
Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. Canopy Growth offers medically approved vaporizers through the Company's subsidiary, Storz & Bickel GMbH & Co. KG. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time. The Company has operations in over a dozen countries across five continents.

The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and through its wholly owned subsidiary, Canopy Health Innovations ("Canopy Health"), has devoted millions of dollars toward cutting edge, commercializable research and IP development. Canopy Growth works with the Beckley Foundation and has launched Beckley Canopy Therapeutics to research and develop clinically validated cannabis-based medicines, with a strong focus on intellectual property protection. Canopy Growth acquired assets of leading hemp research company, ebbu, Inc. ("ebbu"). Intellectual Property ("IP") and R&D advancements achieved by ebbu's team apply directly to Canopy Growth's hemp and THC-rich cannabis genetic breeding program and its cannabis-infused beverage capabilities. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector.

From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, Battelle, the world's largest nonprofit research and development organization, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates ten licensed cannabis production sites with over 4.3 million square feet of production capacity, including over 500,000 square feet of GMP certified production space. The Company operates Tweed retail stores in Newfoundland and Manitoba and has entered into supply agreements with every Canadian province and territory. For more information visit www.canopygrowth.com

Notice Regarding Forward Looking Statements
This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include implementation of best practices for diversity & inclusion, and increasing awareness and education surrounding the dangers of driving under the influence of cannabis . Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including global expansion and upcoming CSR initiatives, and such risks contained in the Company's annual information form dated June 27, 2018 and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

SOURCE Canopy Growth Corporation

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/February2019/25/c1963.html

%CIK: 0001737927

For further information: Caitlin O'Hara, Media Relations, Caitlin.Ohara@canopygrowth.com, 613-291-3239; Investor Relations: Tyler Burns, Tyler.Burns@canopygrowth.com, 855-558-9333 ext. 122; Director: Bruce Linton, tmx@canopygrowth.com

CO: Canopy Growth Corporation

CNW 08:00e 25-FEB-19